PURCHASE AND SALE AGREEMENT

Among:

JED OIL INC.

and

ENTERRA ENERGY CORP.

and

ENTERRA PRODUCTION CORP.

September 13, 2006

TABLE OF CONTENTS

1.

Interpretation

2

2.

Purchase and Sale

16

3.

Adjustments

18

4.

Closing

21

5.

Conditions of Closing

22

6.

Representations and Warranties

25

7.

Indemnities

31

8.

Maintenance and Operation of the Assets

35

9.

Specific Conveyances

37

10.

Subsequent Covenants

40

11.

Termination

41

12.

Confidentiality

41

13.

Miscellaneous

42

(i)

PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of this 13th day of September, 2006 among:

JED OIL INC.,
a corporation incorporated under the laws of Alberta
(hereinafter called “JED”),

and

ENTERRA ENERGY CORP.,
a corporation amalgamated pursuant to the laws of Alberta
(hereinafter called “Enterra Energy”),

and

ENTERRA PRODUCTION CORP.,
a corporation amalgamated pursuant to the laws of Alberta
(hereinafter called “Enterra Production” and, together with Enterra Energy, “Enterra”).

WHEREAS Enterra Energy Trust (“Enterra Trust”), Enterra, JED and JMG Exploration, Inc. (“JMG”) have entered into arrangements pursuant to which JED and JMG have the right to earn an interest in certain lands in which Enterra has an interest; and

WHEREAS Enterra Trust, JED and JMG propose to terminate any agreements between Enterra Trust, JED and JMG pursuant to the 2nd Amended and Restated Agreement of Business Principles and Enterra Trust and JED propose to terminate all prior agreements between Enterra Trust and JED and their respective Affiliates, whether written or oral (such agreements, collectively, the “Terminated Agreements”), including:

(a)

the Joint Services Agreements; and

(b)

Farmout of Various Interests for each of the Desan, British Columbia, Ricinus, Alberta and Ferrier, Alberta areas; and

WHEREAS the Parties desire that Enterra consolidates its interest in the lands within the JED Map Area, JED consolidates its interest in the lands within the Enterra Map Area and JED and Enterra each maintain an interest in the lands within the Joint Map Area; and

WHEREAS Enterra wishes to sell and convey and JED wishes to purchase and receive the Enterra Assets on the terms and conditions set forth herein; and

WHEREAS JED wishes to sell and convey and Enterra wishes to purchase and receive the JED Assets on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth and contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the Parties), the Parties agree as follows:

1.Interpretation

1.1

In this Agreement, including the recitals and the schedules hereto, the following terms shall have the respective meanings hereby assigned to them:

“Abandonment and Reclamation Obligations” means all past, present and future obligations under the Title and Operating Documents and other contracts or Applicable Law with respect to the Assets to:

(a)

abandon wells;

(b)

close, decommission, dismantle and remove tangible property, including associated foundations and structures;

(c)

restore, remediate and reclaim the surface or subsurface of the lands used in connection with wells or tangible property, including lands in or on which they are or were located and lands which are or were used to gain access to them; and

(d)

restore, remediate and reclaim the surface or subsurface of lands affected by seismic or other geological or geophysical exploration activities conducted by or on behalf of Vendor or its Affiliates in the lands on which the Assets are situated prior to the Effective Time;

“AFEs” means authorities for expenditures, cash calls or mail ballots issued under Title and Operating Documents relating to any of the Assets;

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person; provided that, for the purposes of this definition, “control” (including the correlative meanings, “controlling”, “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and, it being understood and agreed that with respect to a corporation or partnership, control shall mean direct or indirect ownership of more than 50% of the voting stock in any such corporation or general partnership interest or voting interest in any such partnership;

“Agreement” means this Purchase and Sale Agreement, including the schedules attached hereto and made a part hereof;

“Applicable Law” means all laws, statutes, rules, regulations, official directives and orders of Government Authorities (whether administrative, legislative, executive or otherwise), including judgments, orders and decrees of courts, commissions or bodies exercising similar functions, as amended, and includes the provisions and conditions of any permit, license or other governmental or regulatory authorization in respect of the Assets, or any of them;

“Assets” means the Enterra Assets or the JED Assets, as applicable;

“Business Day” means a calendar day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta;

“Closing” means the transfer of beneficial ownership of the Assets from Vendor to Purchaser and the delivery of all items required to be delivered by the Closing Date to complete the purchase and sale of the Assets in accordance with the provisions of this Agreement.

“Closing Date” means 10:00 a.m. on September 28, 2006, or such other time and date as may be agreed on in writing by the Parties or as may otherwise be determined pursuant to the provisions of this Agreement.

“Closing Place” means the offices of Enterra in Calgary, Alberta or such other place as may be agreed on in writing by the Parties.

“Effective Time” means 12:00 a.m. on July 1, 2006;

“Encumbrance” means a lien, mortgage, pledge, claim, option, encumbrance, charge, security interest, penalty, royalty, burden, net profits interest, carried working interest or other adverse claim;

“Enterra Assets” means the Enterra Petroleum and Natural Gas Rights, the Enterra Tangibles and the Enterra Miscellaneous Interests;

“Enterra Lands” means the lands and formations set forth and described in Part 1 of Schedule A, but only insofar as the Petroleum Substances underlying those lands or within those formations are granted by the Enterra Title and Operating Documents;

“Enterra Leases” means the leases, licenses, permits and other documents of title as set forth in Part 1 of Schedule A, by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances within, on or under the Enterra Lands or by virtue of which the holder thereof is or is deemed to be entitled to a share of Petroleum Substances removed from the Enterra Lands or any lands with which the Enterra Lands are pooled or unitized; and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefore;

“Enterra Map Area” means the lands outlined on the plat(s) comprising Part 2 of Schedule A;

“Enterra Material Contracts” means those contracts identified in Part 4 of Schedule A;

“Enterra Miscellaneous Interests” means the entire right, title, estate and interest of Enterra and Enterra’s Affiliates (including leasehold interests and whether absolute or contingent, legal or beneficial) in and to all property, assets, interests and rights associated with, or used in connection with the Enterra Petroleum and Natural Gas Rights or the Enterra Tangibles (other than the Enterra Petroleum and Natural Gas Rights and the Enterra Tangibles), including the following to the extent they relate to the Enterra Petroleum and Natural Gas Rights or the Enterra Tangibles:

(a)

contracts and agreements, including the Enterra Title and Operating Documents and Enterra Material Contracts;

(b)

Enterra Surface Interests;

(c)

Enterra Wells, including the wellbores thereof and the casing therein;

(d)

production, accounting, environmental, facility and other records, files, reports, data and information, correspondence and documents that, in Enterra’s reasonable judgment, relate to the Enterra Petroleum and Natural Gas Rights or the Enterra Tangibles, including well files, lease files and agreement files, all title reports and opinions relating to the Enterra Petroleum and Natural Gas Rights or the Enterra Tangibles and all other reports, files, data, and records prepared for the joint account; and

(e)

all independent operational, engineering or geological studies directly related exclusively to the Enterra Assets, including any simulation, optimization and pressure studies, whether prepared by Enterra for its own account or prepared for the joint account, subject to any contractual restrictions in favour of Third Parties;

“Enterra Payables” means all amounts owed by Enterra and its Affiliates to JED and its Affiliates, being [confidential information omitted];

“Enterra Petroleum and Natural Gas Rights” means:

(a)

the entire right, title, estate and interest of Enterra or Enterra’s Affiliates (whether absolute or contingent, legal or beneficial) to drill for, win, take, own or remove the Petroleum Substances within, on or under the lands contained in the Enterra Map Area, including the rights described in Part 1 of Schedule A with respect to Ferrier North in and to the Enterra Lands, the Enterra Leases to the extent that they apply to the Enterra Lands and any lands pooled or unitized therewith, subject to the Permitted Encumbrances; and

(b)

the rights described in Part 1 of Schedule A with respect to Ferrier East in and to the Enterra Lands, the Enterra Leases to the extent they apply to the Enterra Lands and any lands pooled or unitized therewith, subject to the Permitted Encumbrances, which rights consist of an undivided [confidential information omitted]  interest in the entire right, title, estate and interest of Enterra or Enterra’s Affiliates (whether absolute or contingent legal or beneficial) to drill for, win, take, own or remove the Petroleum Substances within, on or under the lands contained in the Joint Map Area other than the Ferrier East 100% Lands and the entire right, title, estate and interest of Enterra or Enterra’s Affiliates (whether absolute or contingent, legal or beneficial) to drill for, win, take, own or remove the Petroleum Substances within, on or under the Ferrier East 100% Lands;

“Enterra Purchase Price” has the meaning given to that term in Section 0;

“Enterra Surface Interests” means all rights of Enterra to enter on, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the Enterra Petroleum and Natural Gas Rights, the Enterra Wells or the Enterra Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right of way, or otherwise;

“Enterra Tangibles” means the entire right, title, estate and interest of Enterra or Enterra’s Affiliates (including leasehold interests and whether absolute or contingent, legal or beneficial) in the following that are used or held for use in respect of the Enterra Petroleum and Natural Gas Rights or the Enterra Wells and that are located in or on the Enterra Lands or any lands pooled or unitized therewith:

(a)

all tangible depreciable equipment and facilities used in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines; gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers; and

(b)

tangible equipment used exclusively with maintenance management systems and field measurement facilities;

including those facilities described in Part 3 of Schedule A;

“Enterra Title and Operating Documents” means:

(a)

petroleum and/or natural gas leases including the Enterra Leases, Permits and licenses (whether freehold or Crown) related to the Enterra Petroleum and Natural Gas Rights and the Enterra Tangibles and similar instruments; and

(b)

agreements currently in force relating to the ownership, operation or development of the Enterra Assets and the sale of the Petroleum Substances produced therefrom entered into in the normal course of the oil and gas business, including: operating procedures; unit agreements; unit operating agreements; agreements for the construction, ownership and operation of gas plants, batteries, pipelines, gas gathering systems and similar facilities; pooling agreements; royalty agreements; farmin and farmout agreements; joint operating agreements, participation and subparticipation agreements; trust declarations and agreements; purchase and sale agreements, conveyance agreements, assignments, asset exchange agreements; agreements providing for the gathering, measurement, processing, compression, transportation or sale of Petroleum Substances; common stream agreements; well operating contracts and surface leases, pipeline easements, road use agreements and other contracts granting Enterra Surface Interests and Permits;

“Enterra Wells” means those wells described in Part 5 of Schedule A and all other wells located in the Enterra Map Area or on the Ferrier East 100% Lands in which Enterra has an interest, including all producing, shut-in, suspended, abandoned, capped, injection and disposal wells;

“Environment” means the atmosphere, the surface and sub surface of the earth, groundwater and surface water and plants and animals; and “Environmental” means relating to or in respect of the Environment;

“Environmental Liabilities” means all past, present and future liabilities associated with or arising from any of the following and all costs associated therewith:

(a)

the manufacture, construction, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposal, handling or transportation of Hazardous Substances, Petroleum Substances or produced water;

(b)

compliance with present and future Applicable Law relating to the Environment or the protection thereof and Applicable Law related to employee and public health and safety matters;

(c)

Abandonment and Reclamation Obligations;

(d)

release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances, Petroleum Substances produced water or other substances;

(e)

sampling, assessment and monitoring of the Environment;

(f)

the removal, assessment, monitoring, sampling, response, abatement, clean up, investigation and reporting of contamination or pollution of or other adverse effects on the Environment, including compensation of Third Parties for losses suffered by them in respect thereof; or

(g)

the protection, reclamation, remediation or restoration of the Environment, including related human health and safety;

that relate to the Assets, or that have arisen or hereafter arise from or in respect of any past, present or future operations and activities (including Operations) related to the Assets conducted by or on behalf of Vendor or its Affiliates;

“Ferrier East 100% Lands” means the lands described in Part 6 of Schedule A;

“General Conveyance” means a General Conveyance in the form of Schedule C;

“Government Authority” means a federal, provincial, territorial, municipal or other government or government department, agency, board, regulatory or other authority;

“GST” means the goods and services tax prescribed by the Excise Tax Act (Canada);

“Hazardous Substances” means hazardous, deleterious, or toxic substances; oilfield wastes; radioactive material; asbestos; polychlorinated biphenyls; pollutants; contaminants; dangerous goods; and unrefined and refined petroleum products; including all substances, materials and wastes regulated under Applicable Law relating to Environmental or health and safety matters.

“Indemnitee” has the meaning given to that term in Section 0;

“Indemnitor” has the meaning given to that term in Section 0;

“JED Assets” means the JED Petroleum and Natural Gas Rights, the JED Tangibles and the JED Miscellaneous Interests;

“JED Lands” means the lands and formations with respect to the JED Wells, including all interests earned by JED in such lands and formations in connection with the drilling of the JED Wells, but only insofar as the Petroleum Substances underlying those lands or within those formations are granted by the JED Title and Operating Documents;

“JED Leases” means the leases, licenses, permits and other documents of title related to the interests earned by JED in the JED Lands in connection with the drilling of the JED Wells, by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances within, on or under the JED Lands or by virtue of which the holder thereof is or is deemed to be entitled to a share of Petroleum Substances removed from the JED Lands or any lands with which the JED Lands are pooled or unitized; and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefore;

“JED Map Area” means the lands outlined on the plat(s) comprising Part 1 of Schedule B;

“JED Material Contracts” means those contracts identified in Part 2 of Schedule B;

“JED Miscellaneous Interests” means the entire right, title, estate and interest of JED and JED’s Affiliates (including leasehold interests and whether absolute or contingent, legal or beneficial) in and to all property, assets, interests and rights associated with, or used in connection with the JED Petroleum and Natural Gas Rights or the JED Tangibles (other than the JED Petroleum and Natural Gas Rights and the JED Tangibles), including the following to the extent they relate to the JED Petroleum and Natural Gas Rights or the JED Tangibles:

(a)

contracts and agreements, including the JED Title and Operating Documents and JED Material Contracts;

(b)

JED Surface Interests;

(c)

JED Wells, including the wellbores thereof and the casing therein;

(d)

production, accounting, environmental, facility and other records, files, reports, data and information, correspondence and documents that, in JED’s reasonable judgment, relate to the JED Petroleum and Natural Gas Rights or the JED Tangibles, including well files, lease files and agreement files, all title reports and opinions relating to the JED Petroleum and Natural Gas Rights or the JED Tangibles and all other reports, files, data, and records prepared for the joint account; and

(e)

all independent operational, engineering or geological studies directly related exclusively to the JED Assets, including any simulation, optimization and pressure studies, whether prepared by JED for its own account or prepared for the joint account, subject to any contractual restrictions in favour of Third Parties;

“JED Petroleum and Natural Gas Rights” means the entire right, title, estate and interest of JED or JED’s Affiliates (whether absolute or contingent, legal or beneficial) to drill for, win, take, own or remove the Petroleum Substances within, on or under the lands contained in the JED Map Area, including the rights in and to the JED Lands, the JED Leases to the extent that they apply to the JED Lands and any lands pooled or unitized therewith, subject to the Permitted Encumbrances;

“JED Purchase Price” has the meaning given to that term in Section 0;

“JED Surface Interests” means all rights of JED to enter on, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the JED Petroleum and Natural Gas Rights, the JED Wells or the JED Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right of way, or otherwise;

“JED Tangibles” means the entire right, title, estate and interest of JED or JED’s Affiliates (including leasehold interests and whether absolute or contingent, legal or beneficial) in the following that are used or held for use in respect of the JED Petroleum and Natural Gas Rights or the JED Wells and that are located in or on the JED Lands or any lands pooled or unitized therewith:

(a)

all tangible depreciable equipment and facilities used in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines; gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers; and

(b)

tangible equipment used exclusively with maintenance management systems and field measurement facilities;

“JED Title and Operating Documents” means:

(a)

petroleum and/or natural gas leases including the JED Leases, Permits and licenses (whether freehold or Crown) related to the JED Petroleum and Natural Gas Rights and the JED Tangibles and similar instruments; and

(b)

agreements currently in force relating to the ownership, operation or development of the Assets and the sale of the Petroleum Substances produced therefrom entered into in the normal course of the oil and gas business, including: operating procedures; unit agreements; unit operating agreements; agreements for the construction, ownership and operation of gas plants, batteries, pipelines, gas gathering systems and similar facilities; pooling agreements; royalty agreements; farmin and farmout agreements; joint operating agreements, participation and subparticipation agreements; trust declarations and agreements; purchase and sale agreements, conveyance agreements, assignments, asset exchange agreements; agreements providing for the gathering, measurement, processing, compression, transportation or sale of Petroleum Substances; common stream agreements; well operating contracts and surface leases, pipeline easements, road use agreements and other contracts granting JED Surface Interests and Permits;

“JED Wells” means those wells described in Part 3 of Schedule B and all other wells located in the JED Map Area in which JED has an interest, including all producing, shut-in, suspended, abandoned, capped, injection and disposal wells;

“Joint Map Area” means the lands outlined on the plat(s) comprising Part 7 of Schedule A;

“Joint Services Agreements” means the Joint Services Agreements dated January 1, 2006 between Enterra Trust and each of JED and JMG;

“Lands” means, with respect to the Enterra Assets, the Enterra Lands and, with respect to the JED Assets, the JED Lands;

“Licence Transfers” means the transfers of Permits related to the Enterra Assets that are in the name of Enterra or Enterra’s Affiliates or related to the JED Assets that are in the name of JED or JED’s Affiliates;

“Operations” means any and all operations on or in respect of Lands, including drilling, completion, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracing, stimulating, equipping, operating and abandoning wells; construction, repair, expansion, decommissioning, maintenance and operation of oilfield facilities and equipment; production, treatment, storage, processing, gathering, compression and transportation of Petroleum Substances (including processing, treatment and storage of sulphur); and geological, geophysical and seismic activities;

“Parties” means Enterra Energy, Enterra Production and JED and “Party” means any one of them;

“Permits” means permits, licenses, approvals and authorizations issued or granted by Government Authorities;

“Permitted Encumbrances” means:

(a)

liens for Taxes which are not due or delinquent or if due the validity of which is being diligently contested in good faith by or on behalf of Vendor, provided that any such lien which is being contested must be disclosed in this Agreement in order to qualify as a Permitted Encumbrance;

(b)

easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(c)

the right reserved to or vested in any Government Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Law, to terminate any such lease, license, franchise, grant or permit, to require payment of rent or other periodic payments as a condition of the continuance thereof or otherwise control or regulate the Assets in any manner, provided that any existing right of termination that has arisen as a result of a default of the lessee shall not be considered a Permitted Encumbrance;

(d)

undetermined or inchoate liens (including processors’, operators’, mechanics’, builders’, materialmen’s and similar liens) incurred or created as security in favour of the Person conducting Operations arising in the ordinary course of business for Vendor’s proportionate share of the costs and expenses of those Operations, which are not due or delinquent, including in respect of services rendered or goods supplied;

(e)

liens or security granted in the ordinary course of business to a public utility or Government Authority in connection with Operations;

(f)

the reservations, limitations, provisos and conditions in any original grants or transfers from the Crown and exceptions to title under Applicable Law;

(g)

rights of general application reserved to or vested in any Government Authority to levy taxes on any of the Assets or the income therefrom, or to limit, control or regulate any of the Assets or Operations in any manner;

(h)

any security interest held by a Person encumbering Vendor’s interest in the Assets or any part thereof, in respect of which Vendor has delivered a release or no interest letter to Purchaser at or prior to the Closing;

(i)

the terms and conditions of the Title and Operating Documents, including provisions for penalties and forfeitures arising under or pursuant to any of the Title and Operating Documents;

(j)

the rights of first refusal applicable to the Assets;

(k)

the Encumbrances described in Schedule A with respect to the Enterra Assets and Schedule B with respect to the JED Assets;

(l)

the rights of Third Parties to purchase Petroleum Substances pursuant to production sale contracts listed in the Schedules and any other production sales contract terminable by Vendor on notice of 31 days or less;

(m)

any security interest held by any Third Party encumbering any Third Party’s interest in and to lands within the Lands or any part thereof; and

(n)

any defects or deficiencies in title to the Assets disclosed in this Agreement;

“Person” means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union or Government Authority and any heir, executor, administrator or other legal representative of an individual;

“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons to the extent rights in respect of which are granted by the Title and Operating Documents, but only insofar as they pertain to the Lands or to any lands pooled or unitized therewith;

“Prime Rate” means, for any day, the rate of interest expressed as a rate per annum which ATB Financial, Main Branch, Calgary, Alberta, announces publicly in Calgary, Alberta, from time to time as the reference rate used by it for determining the rates of interest on Canadian dollar commercial loans made by it in Canada and which it refers to as its “prime rate”;

“Purchaser” means, with respect to the Enterra Assets, JED and, with respect to the JED Assets, Enterra;

“Seismic Data” means all records, books, documents, licences, reports, interpretations and other raw data owned by a Party or its Affiliates in relation to geological or geophysical data with respect to the Assets, including:

(a)

all proprietary and field data, including field notes, observer’s reports, environmental control reports, raw survey notes (all of the foregoing in microfiche, paper, or both forms as they currently exist), digital field data as it currently exists, paper copies of shot point, receiver, and bin location maps, and digital survey information (segp 1) for shot point, receiver and bin locations; and

(b)

all processed data, including digital stack and migration data sets on magnetic tapes, and paper and film sections;

all of the foregoing as they currently exist;

“Specific Conveyances” means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer Vendor’s and its Affiliates title to the Assets to Purchaser and, where applicable, to novate Purchaser into the Title and Operating Documents that are contracts in the place and stead of Vendor and its Affiliates, or for Vendor to hold Purchaser’s interests in those Title and Operating Documents in trust or as agent for Purchaser, to the extent they relate to the Assets;

“Taxes” means all income, capital, sales, excise, value added, goods and services, customs, duties and property taxes; all other fees, assessments withholdings and charges imposed by Government Authorities; and all penalties, interest and fines or additions attributable to or imposed on or with respect to such taxes, fees, assessments withholdings and charges;

“Terminated Agreements” has the meaning given to that term in the recitals to this Agreement;

“Termination and Mutual Release Agreement” means the Termination and Mutual Release Agreement in the form of Schedule D;

“Third Party” means any Person other than Enterra and JED and their respective Affiliates;

“Third Party Claim” has the meaning given to that term in Section 0;

“Thirteenth Month Adjustment” means a reconciliation payment made pursuant to an agreement which provides that during a period (usually a calendar year) revenues and/or expenses will be distributed to or paid by one or more parties to the agreement on the basis of estimates thereof and following the end of the period (usually the first calendar month after the end of the period), the actual amount of the revenues or costs will be determined and a reconciliation between the estimated amounts and the actual amounts will be made;

“Title and Operating Documents” means, with respect to the Enterra Assets, the Enterra Title and Operating Documents and, with respect to the JED Assets, the JED Title and Operating Documents; and

“Vendor” means, with respect to the Enterra Assets, Enterra and, with respect to the JED Assets, JED.

1.2

The following Schedules are incorporated herein by reference and made a part of this Agreement:

Schedule A

Enterra Assets

Part 1 - Description of Petroleum and Natural Gas Rights

Part 2 - Map Area

Part 3 - Facilities

Part 4 - Material Contracts

Part 5 - Wells

Part 6 - Ferrier East 100% Lands

Part 7 - Joint Map Area

Part 8 - AFEs

Part 9 - Cash Calls

Schedule B

JED Assets

Part 1 - Map Area

Part 2 - Material Contracts

Part 3 - Wells

Part 4 - AFEs

Schedule C

General Conveyance

Schedule D

Termination and Mutual Release Agreement

Schedule E

Officer’s Certificate

1.3

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a)

references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(b)

the terms “in writing” or “written” include printing, typewriting or facsimile transmission;

(c)

references to a statute shall be a reference to:

(i)

that enactment as amended or re-enacted from time to time and every statute that may be substituted therefor; and

(ii)

the regulations, bylaws or other subsidiary legislation made pursuant to that statute;

(d)

words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(e)

a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in the Province of Alberta;

(f)

“including”, “includes” and like terms means “including without limitation” and “includes without limitation”;

(g)

the terms “this Agreement”, “hereto”, “hereunder” and similar expressions refer to this Agreement in its entirety;

(h)

the headings of Articles, Sections and paragraphs in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(i)

unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and paragraphs are to Articles, Sections and paragraphs of this Agreement; and references herein to Schedules are references to Schedules to this Agreement;

(j)

where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires;

(k)

references to money amounts are to Canadian currency; and

(l)

references to the knowledge of Vendor and to matters of which Vendor is aware refer to the actual knowledge of the officers and Land Manager of Vendor who are, as part of their normal duties, responsible for the ownership and administration of the Assets, without any obligation to make additional inquiries.

1.4

In the event that Closing does not occur, each provision of this Agreement which presumes that Purchaser has acquired the Assets shall be construed as having been contingent on Closing having occurred.

2.

Purchase and Sale

2.1

Enterra agrees to sell to JED and JED agrees to purchase from Enterra the Enterra Assets effective as of the Effective Time and JED agrees to sell to Enterra and Enterra agrees to purchase from JED the JED Assets effective as of the Effective Time on the Closing Date on the terms and subject to the conditions of this Agreement.

2.2

The price to be paid by JED for the Enterra Assets shall be forty-four million one hundred twenty-seven thousand dollars ($44,127,000) (the “Enterra Purchase Price”), which the Parties agree to be the fair market value of the Enterra Assets as of the Effective Time.

2.3

The price to be paid by Enterra for the JED Assets shall be forty-four million one hundred twenty-seven thousand dollars ($44,127,000) (the “JED Purchase Price”), which the Parties agree to be the fair market value of the JED Assets as of the Effective Time.

2.4

The Enterra Purchase Price shall be paid by JED by means of the sale, assignment, transfer and conveyance by JED of the JED Assets to Enterra in accordance with Section 0, set off of the Enterra Payables and termination of the Terminated Agreements on the Closing Date.  The JED Purchase Price shall be paid by Enterra by means of the sale, assignment, transfer and conveyance by Enterra of the Enterra Assets to JED in accordance with Section 0 and termination of the Terminated Agreements on the Closing Date.

2.5

Neither the Enterra Purchase Price nor the JED Purchase Price include GST or any provincial sales taxes that may be applicable to the sale of the Assets hereunder. JED shall pay to Enterra an amount equal to 6% of the portion of the Enterra Purchase Price allocated to Enterra Tangibles and Enterra Miscellaneous Interests pursuant to Section 0 plus amounts required with respect to any provincial sales taxes.  Enterra shall remit that amount to the appropriate taxation authorities in accordance with Applicable Law.  Enterra shall pay to JED an amount equal to 6% of the portion of the JED Purchase Price allocated to JED Tangibles and JED Miscellaneous Interests pursuant to Section 0 plus amounts required with respect to any provincial sales taxes.  JED shall remit that amount to the appropriate taxation authorities in accordance with Applicable Law. Each of the Parties represents that it holds a valid GST registration account number and that its registration account number for GST purposes is:

Enterra Energy:

89264 2893 RT 0001;

Enterra Production:

88567 1917 RT 0001; and

JED:

877942409 RT 0001.

2.6

The Parties shall allocate the purchase price for the Assets as follows:

(a)

the Enterra Purchase Price shall be allocated as follows:

(i)	Enterra Petroleum and Natural Gas	$	[confidential information omitted]
(ii)	Enterra Tangibles	$	[confidential information omitted]
(iii)	Enterra Miscellaneous Interests	$	[confidential information omitted]
$44,127,000

(b)

the JED Purchase Price shall be allocated as follows:

(i)	JED Petroleum and Natural Gas	$	[confidential information omitted]
(ii)	JED Tangibles	$	[confidential information omitted]
(iii)	JED Miscellaneous Interests	$	[confidential information omitted]
(iv)	Enterra Payables	$	[confidential information omitted]
$44,127,000

3.

Adjustments

3.1

An adjustment payment pursuant to Section 0 will be made equal to the net amount of the adjustments made pursuant to the following provisions of this Section 0:

(a)

Except as otherwise provided in this Article 0, the Parties will adjust and apportion all costs and revenues of every nature and kind incurred, payable or paid, receivable or received in respect of the Assets as at the Effective Time, including:

(i)

AFEs and non capital costs of Operations;

(ii)

proceeds from the sale of production; and

(iii)

royalties and Taxes (other than capital taxes and income taxes).

Those adjustments shall be made on an accrual basis, in accordance with accepted Canadian oil and gas industry practices, subject to the provisions of this Article 0.

(b)

For purposes of the adjustments made pursuant to this Article 0, all costs incurred in connection with work performed or goods or services provided in respect of the Assets shall be deemed to have accrued as of the date the work was performed or the goods or services were delivered, regardless of the times those costs become payable.

(c)

Petroleum Substances that were produced but not sold as of the Effective Time shall be credited to Vendor.

(d)

Where Vendor is the operator under a Title and Operating Document, Vendor will be entitled to all overhead recoveries and operator’s fees payable pursuant thereto for all periods up to November 30, 2006, but will not otherwise be entitled to reimbursement pursuant to this Agreement in respect of its overhead costs.

(e)

There will be no adjustments for rentals and similar payments and property taxes.

(f)

Except as provided in paragraph 0 above, there will be no adjustments for general and administrative expenses related to operating and maintaining Vendor’s head office in Calgary, Alberta or for royalty tax credits or similar incentives that accrue to a Party because of financial or organizational attributes specific to it; provided that gas cost allowances (or similar cost allowances) shall not be considered incentives for these purposes.

(h)

A Thirteenth Month Adjustment shall be apportioned between Vendor and Purchaser as at the Effective Time on the same basis (whether on a throughput, per diem or other basis) as the Thirteenth Month Adjustment is allocated to the parties to the Title and Operating Document under which it is made.

(i)

JED shall pay for the costs of removal of shale left behind by a drilling rig at pad 12 for wells a-17-D/94p7 and aa-17-D/94p7 (surface location) to the satisfaction of the Oil and Gas Commission of the Province of British Columbia, repairing damage to roads in the Desan area caused by the digging of pipelines during spring road bans and repairing the roads of ISH Energy Ltd. caused by JED’s 2005/2006 drilling and pipeline work.

Vendor shall report the net revenues determined pursuant to this Section 0 with respect to the Assets it is selling for the period from the Effective Time until the Closing Date.

3.2       (a)

Within six months following the Closing Date, the Parties shall cooperate in preparing, on the basis of information available within that period, a final statement of all adjustments and payments (“Final Statement of Adjustments”) to be made pursuant to Section 0.  The amount of any such adjustments and payments shall be remitted by whichever of JED or Enterra who is obliged to make such adjustments and payments to the other within 30 days of determination of that Final Statement of Adjustments.  If each of Enterra and JED are obligated to make payments to the other pursuant to this Section Error! Referenc, such amounts shall be netted such that the Party owing the greater amount shall make a single payment of the net amount to the other Party.  Any overdue amounts shall be charged with interest thereon at the rate per annum equal to the Prime Rate plus 1% for the period from and including the date the amount was due to the date of payment.

(b)

During the six months after the Closing Date, Vendor and Purchaser may have access to the records of the other Party respecting the Assets for the limited purpose of calculating or verifying adjustments pursuant to this Article 0. Any such access shall be provided on reasonable notice to the Party whose records are being examined, at that Party’s offices during its normal business hours and shall be conducted at the sole expense of the examining Party.

(c)

Subject to Section 0, the Parties shall not be obligated to make an adjustment more than six months after the Closing Date, unless that adjustment has been specifically requested by written notice from one Party to the other Party prior to the expiry of the six month period or through an audit commenced within that six month period.

(d)

Notwithstanding Section 0, a Party will be required to make an adjustment pursuant to this Section more than six months after the Closing Date if:

(i)

the adjustment arises from a Crown royalty audit commenced not later than 48 months after the Closing Date and a written request for the adjustment is given by one Party to the other Party within 60 days after the requesting Party’s receipt of the results of the audit;

(ii)

the adjustment arises from a joint venture audit under a Title and Operating Document commenced not later than 26 months after the Closing Date and a written request for the adjustment is given by one Party to the other Party within 60 days of the requesting Party’s receipt of the results of the audit; or

(iii)

the adjustment arises from a Thirteenth Month Adjustment within 12 months after the Closing Date and a written request for the adjustment is given by one Party to the other Party within 60 days of the requesting Party’s receipt of the results of the Thirteenth Month Adjustment.

3.3

If Vendor and Purchaser are unable to agree on any matter relating to the Final Statement of Adjustments pursuant to this Article 0, either Vendor or Purchaser may refer the matter to the Calgary office of an internationally recognized accounting firm who shall not be auditors to Vendor or Purchaser, and whose selection is acceptable to the other Party, acting reasonably.  The decision of that accounting firm on the matter in dispute shall be final and binding upon the Parties.  The costs of that accounting firm will be shared equally by Vendor and Purchaser.

4.

Closing

4.1

Closing shall take place at the Closing Place on the Closing Date if the conditions of Closing herein contained have been satisfied or waived.

4.2

The transfer of the Assets from Vender to Purchaser and the assumption of the benefits, obligations and risks associated with the Assets by Purchaser will be effective as of the Effective Time, provided Closing occurs.  Possession of the Assets will pass to Purchaser on Closing.

4.3

Enterra shall deliver, or cause to be delivered, to JED at or before the Closing:

(a)

General Conveyances for each of the Enterra Assets and the JED Assets executed by Enterra as Vendor and Purchaser, respectively;

(b)

a receipt for payment of the Enterra Purchase Price;

(c)

the Specific Conveyances for each of the Enterra Assets and the JED Assets executed by Enterra as Vendor and Purchaser (to the extent applicable), respectively;

(d)

the Termination and Mutual Release Agreement executed by Enterra;

(e)

copy of any consents, approvals and waivers received by Enterra in connection with Section 0;

(f)

discharges of security interests or no interest letters with respect to security agreements registered by Third Parties against the Enterra Assets;

(g)

an officer’s certificate of Enterra in the form of Schedule E;

(h)

an incumbency certificate with respect to Enterra and certified copies of resolutions of Enterra approving the Agreement and the transactions contemplated therein;

(i)

certificates of good standing, compliance or status of Enterra in its home jurisdiction and other jurisdictions where the Enterra Assets are located; and

(j)

any other documents required to be delivered by Enterra to JED at the closing pursuant to this Agreement as may be reasonably requested by JED on reasonable notice to Enterra before the Closing.

4.4

JED shall deliver, or cause to be delivered, to Enterra at or before the Closing:

(a)

General Conveyances for each of the Enterra Assets and the JED Assets executed by JED as Purchaser and Vendor, respectively;

(b)

a receipt for payment of the JED Purchase Price;

(c)

the Specific Conveyances for each of the Enterra Assets and the JED Assets executed by JED as Purchaser (to the extent applicable) and Vendor, respectively;

(d)

the Termination and Mutual Release Agreement executed by JED;

(e)

copy of any consents, approvals and waivers received by JED in connection with Section 0;

(f)

discharges of security interests or no interest letters with respect to security agreements registered by Third Parties against the JED Assets;

(g)

an officer’s certificate of JED in the form of Schedule E;

(h)

an incumbency certificate with respect to JED and certified copies of the constating documents of JED and of resolutions of JED approving the Agreement and the transactions contemplated therein;

(i)

certificates of good standing, compliance or status of JED in its home jurisdiction and other jurisdictions where the JED Assets are located; and

(j)

any other documents required to be delivered by JED to Enterra at the Closing pursuant to this Agreement as may be reasonably requested by Enterra on reasonable notice to JED before the Closing.

5.

Conditions of Closing

5.1

The obligation of Enterra to complete the transactions contemplated pursuant to this Agreement is subject to the following conditions precedent, which are for the exclusive benefit of Enterra and may be waived in whole or in part by Enterra by written notice to JED at or before Closing:

(a)

Representations and Warranties: The representations and warranties of JED in this Agreement shall be true when made and as of the Closing Date except to the extent that does not, in the aggregate, have a material adverse effect on the value of the Assets;

(b)

Compliance with Covenants: JED shall have performed or complied in all material respects with all of its obligations, covenants and agreements contained in this Agreement to be performed or complied with by JED at or prior to Closing, except to the extent that such non-compliance does not, in the aggregate, have a material adverse effect on the value of the Assets;

(c)

No Action or Proceeding: At the time Closing occurs, no claim shall be pending before any Government Authority seeking to restrain or prohibit the purchase and sale of the Assets contemplated hereby or to obtain material damages or other relief in connection with the consummation of the transactions contemplated by this Agreement;

(d)

Damage to the Tangibles: If there has been physical damage to the Enterra Tangibles or JED Tangibles between the date hereof and the Closing Date, the costs of repairing all of such damage in excess of insurance proceeds payable in respect of any such damage shall not exceed $1,000,000;

(e)

Consents and Approvals:  Enterra has received all necessary consents from its or its Affiliates’ lenders authorizing Enterra to complete the transactions contemplated by this Agreement, including consents required pursuant to a Credit Agreement with Fortis Credit Corp., a Loan Agreement with Brookfield Bridge Lending Fund Inc., arrangements with Alberta Treasury Branches – Oil and Gas Department and a lease with Altcen (MCEG) Ltd., BPO (ALTC) Ltd. and O&Y REIT Holdings Inc.; and

(f)

JMG Deliveries:  At or before Closing, JMG shall deliver to Enterra the Termination and Mutual Release Agreement executed by JMG together with an incumbency certificate with respect to JMG, certified copies of the constating documents of JMG and of the resolutions of JMG approving the Termination and Mutual Release Agreement, a certificate of good standing, compliance or status of JMG in its home jurisdiction and other documents reasonably required by Enterra to be delivered by JMG in connection with the Termination and Mutual Release Agreement and JMG shall return to Enterra all Seismic Data is in the possession or control of JMG or its Affiliates and certify in writing to Enterra that JMG has returned, or caused to be returned, all such Seismic Data and that JMG and its Affiliates have destroyed any and all information obtained from such Seismic Data, including any information stored electronically.

5.2

The obligation of JED to complete the transactions contemplated pursuant to this Agreement is subject to the following conditions precedent, which are for the exclusive benefit of JED and may be waived in whole or in part by JED by written notice to Enterra at or before Closing:

(a)

Representations and Warranties: The representations and warranties of Enterra in this Agreement  shall be true when made and as of the Closing Date except to the extent that does not, in the aggregate, have a material adverse effect on the value of the Assets;

(b)

Compliance with Covenants: Enterra shall have performed or complied in all material respects with all of its obligations, covenants and agreements contained in this Agreement to be performed or complied with by Enterra at or prior to Closing, except to the extent that such non-compliance does not have an adverse effect on the value of the Assets;

(c)

No Action or Proceeding: At the time Closing occurs, no claim shall be pending before any Government Authority seeking to restrain or prohibit the purchase and sale of the Assets contemplated hereby or to obtain material damages or other relief from Vendor in connection with the consummation of the transactions contemplated by this Agreement;

(d)

Damage to the Tangibles: If there has been physical damage to the Enterra Tangibles or JED Tangibles between the date hereof and the Closing Date, the costs of repairing all of such damage in excess of insurance proceeds payable in respect of any such damage shall not exceed $1,000,000;

(e)

Consents and Approvals:  JED has received all necessary consents from its or its Affiliates lenders authorizing JED to complete the transactions contemplated by this Agreement, including consents required pursuant to a Credit Agreement with Alberta Treasury Branches; and

(f)

Sublease:  Enterra shall have cooperated with JED in JED’s attempts to obtain a sublease from Enterra’s landlord with respect to the 22nd floor and shall not have objected to JED obtaining such sublease on substantially the same terms and conditions as Enterra’s head lease.

5.3

Each of the Parties shall proceed diligently, honestly and in good faith and use all reasonable commercial efforts to satisfy and comply with and assist in the satisfaction of and compliance with the conditions set forth in Sections 0 and 0.

5.4

If a Party for whose benefit a condition has been included in Section 0 or Section 0 fails to notify the other Party at or prior to Closing as to whether or not the condition has been satisfied or complied with, the condition shall be conclusively deemed to have been waived by the Party entitled to the benefit of that condition.

5.5

If a condition in Section 0 or Section 0 has not been satisfied on or before the Closing Date and that condition has not been waived in writing by the Party for whose benefit that condition has been included herein or deemed to be waived by that Party, that Party may terminate this Agreement by written notice to the other Party before the Closing; provided that a Party shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Section 0 if the event or circumstances giving rise to that right is due to a default by that Party.

6.

Representations and Warranties

6.1

Each Party represents and warrants to the other Parties, acknowledging that the other Parties are relying on these representations and warranties in entering into this Agreement, that:

(a)

Organization and Standing: In the case of Enterra, each of Enterra Energy and Enterra Production is a corporation amalgamated and validly existing under the laws of Alberta and, in the case of JED, it is a corporation incorporated and validly existing under the laws of Alberta;

(b)

Capacity, Power, Authorization, Execution and Enforceability: It has the requisite capacity, power and authority to execute, deliver and perform its obligations under this Agreement and all of the agreements, instruments and other documents contemplated hereby. The execution, delivery and performance of this Agreement and the completion of the transactions contemplated herein have been duly and validly authorized by any and all of its requisite actions and do not and will not result in any violation of, be in conflict with, or constitute a default under, its articles, charter, bylaws, partnership agreement or other governing documents, as the case may be and no other authorization or approval or other action by, and no notice to or filing with any Governmental Authority exercising jurisdiction over the Assets it is selling, assigning, transferring and conveying under this Agreement, is required for the due execution, delivery and performance by it of this Agreement and its obligations hereunder. This Agreement and any other agreement delivered in connection herewith, to which it is party, has been or will at the appropriate time be validly executed and delivered by it and constitute its valid and binding obligations and will be enforceable against it in accordance with their terms, subject to:

(i)

bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(ii)

general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity);

(c)

No Conflict: The execution and delivery of this Agreement are not, and, except for consents or approvals from Governmental Authorities or Third Parties that are customarily obtained after conveyance in accordance with transactions similar to those contemplated in this Agreement, the completion of the transactions contemplated hereunder in accordance with the terms of this Agreement will not be, in violation or breach of or in conflict with or require any consent, authorization or approval under:

(i)

any term or provision of its constating documents;

(ii)

any agreement, instrument, license, permit or other governmental authorization to which it is a party or by which it is bound; or

(iii)

any judgment, decree, order, statute, regulation, rule, or license applicable to it (other than Licence Transfer approvals);

(d)

No Finder’s Fee: It has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this Agreement or the transactions contemplated hereunder for which the other Parties or any of the Affiliates of the other Parties shall have any obligation or liability;

(e)

Residency:  It is not a “non-resident” of Canada for the purposes of the Income Tax Act (Canada);

6.2

Enterra (as Vendor of the Enterra Assets) makes the following representations and warranties to JED (as Purchaser of the Enterra Assets) with respect to the Enterra Assets only and JED (as Vendor of the JED Assets) makes the following representations and warranties to Enterra (as Purchaser of the JED Assets) with respect to the JED Assets only, in either case except for the matters disclosed in the Schedules and subject in all instances to the Permitted Encumbrances and to the limitations set forth in this Agreement; each such Vendor acknowledging that each such Purchaser is relying on these representations and warranties in entering into this Agreement and completing the transactions in this Agreement with respect to such Assets:

(a)

Judgments and Claims: There are no unsatisfied judgments nor any claims in existence against Vendor that relate to the Assets, and to the knowledge of Vendor no such claims have been threatened and there are no particular circumstances that exist which could give rise to any such judgments or claims;

(b)

Title to Assets: Vendor does not warrant title to the Assets but does warrant that:

(i)

it has not done any act or thing whereby any of the Assets may be encumbered, alienated, cancelled or determined; and

(ii)

the Assets are free and clear of all Encumbrances created by, through or under Vendor, except Permitted Encumbrances;

(c)

Compliance with Agreements:  To Vendor’s knowledge:

(i)

Vendor is not in default under Applicable Law or the Title and Operating Documents; and

(ii)

Vendor has not failed to comply with, perform, observe or satisfy, in all material respects, any term, condition, obligation or liability which has heretofore arisen under the provisions of Applicable Law or any of the Title and Operating Documents, which default or failure would reasonably be expected to materially adversely affect the value of the Assets taken as a whole;

(d)

No Default Notices:  Vendor has not received notice of violation of or default under any other obligation, agreement, document, order, writ, injunction or decree of any Government Authority that relates to the Assets and to Vendor’s knowledge, no particular circumstance presently exists which may give rise to any such violation or default and, additionally, to Vendor’s knowledge, there are no such outstanding defaults or notices of default in relation to any Third Party;

(e)

Royalties: All ad valorem, property, royalties, production, severance and similar taxes and assessments based on or measured by the ownership of the Assets or the production of Petroleum Substances or the receipt of proceeds therefrom payable by Vendor in respect of the Assets have been properly and fully paid and discharged and all such obligations which are the responsibility of Third Parties related to the Assets have been properly and fully paid and discharged;

(f)

Contracts: Except for material contracts listed in the Schedules and agreements that can be terminated by Vendor without penalty on notice of 31 days or less, to Vendor’s knowledge, Vendor is not a party to or bound by any:

(i)

contracts for the sale of Petroleum Substances;

(ii)

gas balancing, prepayment or similar agreements;

(iii)

agreements for the gathering, transportation, compression, processing treatment, storage or disposal of Petroleum Substances;

(iv)

take or pay arrangements or any other arrangements which obligate Vendor to sell or deliver Petroleum Substances without being entitled to receive and retain full payment for those Petroleum Substances;

(v)

contract operating agreements or agreements to provide transportation, processing or disposal capacity or service to any Third Party; or

(vi)

agreements whereby Petroleum Substances produced from the Lands are dedicated to support corporate sales obligations of Vendor nor have the Lands been dedicated to any other production sale contract or similar arrangement;

that relate to the Assets;

(g)

To the knowledge of Vendor, each well with respect to the Assets, whether producing, shut-in, injection, disposal or otherwise, has been drilled and, if completed, completed and operated in accordance with good oil and gas field practices and the material requirements of Applicable Law;

(h)

To the knowledge of Vendor, the tangible property with respect to the Assets have been constructed, installed, maintained and operated in accordance with generally accepted engineering practices, good oil and gas field practices and the material requirements of Applicable Law;

(i)

Vendor has not received, nor does it have knowledge that any Third Party has received:

(i)

any orders or directives under Applicable Law which relate to Environmental Liabilities and which require any work, repairs, construction or capital expenditures with respect to the Assets which is outstanding, where such orders or directives have not been complied with in all material respects; or

(ii)

any demand or notice issued with respect to the breach of Applicable Law from any Third Party pertaining to the Assets that relates to the Environment, health or safety, including any matter respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding;

(j)

Vendor’s interest in the Assets is not subject to reduction by agreement or otherwise by virtue of any right granted by, through or under Vendor unless specifically disclosed in the Schedules or included in the Permitted Encumbrances;

(k)

Permit Transfers: Vendor is eligible under Applicable Law to transfer the Permits for the Assets operated by it and no circumstance exists with respect to Vendor which could reasonably be expected to result in an undue delay or an inability to register any of the Permit transfers;

(l)

Quiet Enjoyment: Subject to the rents, covenants, conditions and stipulations in the Title and Operating Documents and subject to the Permitted Encumbrances and the other representations and warranties in this Section 0, from and after the Closing Date, Purchaser will be entitled to hold and enjoy the interests in the Assets attributed to Vendor in the Schedules hereto for Purchaser’s own use and benefit without any interruption of or by Vendor or any Third Party claiming by, through or under Vendor;

(m)

Abandonment of Wells:  To Vendor’s knowledge, each well located on the Lands which has been abandoned has been plugged and abandoned, and the wellsite therefor properly restored, in accordance with good oil and gas field practices and the material requirements of Applicable Laws;

(o)

Area Of Mutual Interest:  None of the Lands are subject to an agreement which provides for an area of mutual interest to a Third Party other than JMG;

(p)

No Joint Venture Audit:  No joint venture audits have been commenced pursuant to the Title and Operating Documents which could reasonably be expected to result in a payment by Vendor in excess of $25,000 in respect of the Assets operated by Vendor or, to Vendor’s knowledge, in respect of those Assets not operated by Vendor;

(q)

No Crown Royalty Audit:  No Crown royalty audits have been commenced by any Government Authority having jurisdiction which could reasonably be expected to result in a payment by Vendor in excess of $25,000 in respect of the Assets operated by Vendor or, to Vendor’s knowledge, in respect of those Assets not operated by Vendor;

(r)

Insurance:  The Assets are, and until Closing will be, covered by fire and other insurance with responsible insurers against such risks and in such amounts as are reasonable for prudent owners of corporate assets; and

(s)

Authorized Expenditures:  Except as identified in Part 8 of Schedule A with respect to the Enterra Assets or Part 4 of Schedule B with respect to the JED Assets, as may be authorized in Article 0 or as are operating costs incurred in the ordinary course of business, there are no outstanding AFEs or other outstanding financial commitments respecting the Assets under which expenditures of greater than $25,000 are or may be required by Purchaser as a result of the acquisition of the Assets or in respect of which any amount is outstanding as of the Effective Time.

6.3

Vendor makes no representations or warranties of any kind or nature, express or implied, at law or in equity except as expressly set forth in Sections 0 and 0 and, in particular, and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser in any manner, except for those expressly set forth in Sections 0 and 0.

6.4

Purchaser acknowledges and confirms to Vendor that, except as expressly provided in this Agreement:

(i)

Purchaser is acquiring the Assets on an “as is where is” basis without representation and warranty;

(ii)

Purchaser has performed its own due diligence and it has not relied on any data, information, statement or advice provided to Purchaser by Vendor; and

(iii)

in agreeing to enter into and to consummate the transactions contemplated in this Agreement, Purchaser has relied on its own inspections and evaluations of the Assets, the Environmental Liabilities assumed by Purchaser pursuant to Section 0 and the other liabilities assumed by Purchaser pursuant to Section 0.

6.5

The representations and warranties in Sections 0 and 0 shall continue to be true or complied with for a period of six months following the Closing Date for the benefit of the Party for whom such representations and warranties were made.  No claim or action shall be commenced with respect to a breach of any such representation or warranty unless, within such period, written notice specifying such breach in reasonable detail has been provided to the Party which made such representation and warranty.

7.

Indemnities

7.1

Subject to Section 0, Enterra shall:

(a)

be liable to JED for all losses JED suffers, sustains, pays or incurs; and

(b)

indemnify and save JED harmless from and against all claims made against JED;

insofar as those losses and claims are a direct result of any breach by Enterra of a representation and warranty made by it in Sections 0 or 0 or of a covenant in this Agreement; provided that Enterra shall not be liable to, or be required to indemnify and save harmless, JED pursuant to this Section 0 in respect of:

(i)

any losses or claims to the extent they result from a default by JED hereunder; or

(ii)

any losses or claims to the extent they are caused by or result from the gross negligence or wilful misconduct of JED.

7.2

Subject to Section 0, JED shall:

(a)

be liable to Enterra for all losses Enterra suffers, sustains, pays or incurs; and

(b)

indemnify and save harmless Enterra from and against all claims made against Enterra;

insofar as those losses and claims are a direct result of any breach by JED of a representation and warranty made by it in Sections 0 or 0 or of a covenant in this Agreement; provided that JED shall not be liable to, or be required to indemnify and save harmless, Enterra pursuant to this Section 0 in respect of:

(i)

any losses or claims to the extent they result from a default by Enterra hereunder; or

(ii)

any losses or claims to the extent they are caused by or result from the gross negligence or wilful misconduct of Enterra.

7.3

Subject to Closing occurring, Purchaser hereby:

(a)

assumes and agrees to duly and punctually perform, pay and discharge;

(b)

agrees to be liable to Vendor for all losses and liabilities they suffer, sustain, pay or incur in respect of; and

(c)

agrees to indemnify and save harmless Vendor from and against all claims made against them in respect of;

any and all past, present and future Environmental Liabilities; provided that Purchaser shall not be liable to, or required to indemnify and save harmless, Vendor pursuant to this Section 0 in respect of losses, liabilities or claims to the extent they result from a breach of any representation and warranty set forth in Section 0.

7.4

Subject to Closing occurring, Purchaser hereby:

(a)

assumes and agrees to duly and punctually perform, pay and discharge;

(b)

agrees to be liable to Vendor for all losses and liabilities they suffer, sustain, pay or incur in respect of; and

(c)

agrees to indemnify and save harmless Vendor from and against all claims made against them in respect of;

the following:

(d)

all liabilities related to the Assets required to be paid, performed or observed after the Effective Time under Applicable Law or the Title and Operating Documents; and

(e)

all liabilities relating to the Assets that arise from or relate to acts, omissions, events or circumstances occurring after the Effective Time, including losses, liabilities and claims arising from or related to Operations conducted after the Effective Time;

provided that Purchaser shall not be liable to, or required to indemnify and save harmless, Vendor pursuant to this Section 0 in respect of losses, liabilities or claims to the extent that they:

(i)

are caused by or result from the gross negligence or wilful misconduct of Vendor after the Effective Time; or

(ii)

result from a breach of any representation and warranty set forth in Sections 0 and 0, subject always to the limitations in Section 0.

7.5       (a)

Enterra shall not be liable to JED in respect of any defaults by Enterra hereunder unless:

(i)

the aggregate amount of all the losses and liabilities suffered, sustained, paid or incurred by JED in respect of all those defaults; minus

(ii)

the aggregate amount of all the losses and liabilities suffered, sustained, paid or incurred by Enterra in respect of any defaults by JED hereunder;

exceeds [confidential information omitted], in which event Enterra shall be liable to JED for the amount by which the amount in paragraph 0 exceeds the amount in paragraph 0; provided that the aggregate liability of Enterra under this Agreement for all losses and liabilities of JED in respect of all defaults by Enterra hereunder, shall be limited to [confidential information omitted].

(b)

JED shall not be liable to Enterra in respect of any defaults by JED hereunder unless:

(i)

the aggregate amount of all the losses and liabilities suffered, sustained, paid or incurred by Enterra in respect of all those defaults; minus

(ii)

the aggregate amount of all the losses and liabilities suffered sustained, paid or incurred by JED in respect of any defaults by Enterra hereunder;

exceeds [confidential information omitted], in which event JED shall be liable to Enterra for the amount by which the amount in paragraph 0 exceeds the amount in paragraph 0; provided that the aggregate liability of JED under this Agreement for all losses and liabilities of Enterra in respect of all defaults by JED hereunder shall be limited to [confidential information omitted].

7.6

The following procedures shall be applicable to any claim by a Party (the “Indemnitee”) for indemnification pursuant to this Agreement from the other Party (the “Indemnitor”) in respect of a claim by a Third Party (a “Third Party Claim”):

(a)

on the Third Party Claim being made against or commenced against the Indemnitee, the Indemnitee shall promptly provide notice thereof to the Indemnitor. The notice shall describe the Third Party Claim in reasonable detail and indicate the estimated amount, if practicable, of the indemnifiable liabilities and losses that have been or may be sustained by the Indemnitee in respect thereof.  If the Indemnitee does not give timely notice to the Indemnitor as aforesaid, then that failure shall only lessen or limit the Indemnitee’s rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by that lack of timely notice;

(b)

if the Indemnitor acknowledges to the Indemnitee in writing that the Indemnitor is responsible to indemnify the Indemnitee in respect of the Third Party Claim pursuant hereto, the Indemnitor shall have the right to do either or both of the following:

(i)

assume carriage of the defence of the Third Party Claim using legal counsel of its choice and at its sole cost; and/or

(ii)

settle the Third Party Claim provided the Indemnitor pays the full monetary amount of the settlement and the settlement does not impose any restrictions or obligations on the Indemnitee;

(c)

if the Indemnitor does not assume carriage of the defence of any Third Party Claim and/or settle the Third Party Claim, the Indemnitee shall be entitled to defend and/or settle the Third Party Claim. If it is determined that such Third Party Claim is a matter for which the Indemnitor should have indemnified the Indemnitee pursuant to this Agreement, the Indemnitee shall be entitled to reimbursement from the Indemnitor of all of its losses and liabilities associated with that Third Party Claim;

(d)

each Party shall cooperate with the other in the defence of the Third Party Claim, including making available to the other Party, its directors, officers, employees and consultants whose assistance, testimony or presence is of material assistance in evaluating and defending the Third Party Claim;

(e)

the Indemnitee shall not enter into any settlement, consent order or other compromise with respect to the Third Party Claim without the prior written consent of the Indemnitor, (which consent shall not be unreasonably withheld or delayed) unless:

(i)

the Indemnitor does not acknowledge that it is responsible to indemnify the Indemnity in respect of the Third Party Claim; or

(ii)

the Indemnitee waives its rights to indemnification in respect of the Third Party Claim;

(f)

on payment of the Third Party Claim by the Indemnitor, the Indemnitor shall be subrogated to all claims the Indemnitee may have relating thereto.  The Indemnitee shall give such further assurances and cooperate with the Indemnitor to permit the Indemnitor to pursue such subrogated claims as reasonably requested by it; and

(g)

if the Indemnitor has paid an amount pursuant to the indemnification obligations herein and the Indemnitee shall subsequently be reimbursed from any source in respect of the Third Party Claim from any other Person, the Indemnitee shall promptly pay the amount of the reimbursement (including interest actually received) to the Indemnitor, net of Taxes required to be paid by the Indemnitee as a result of any such receipt.

7.7

In no event shall a Party be liable in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certificate, agreement or other document furnished pursuant to this Agreement for consequential, indirect or punitive damages suffered, sustained, paid or incurred by another Party.

8.

Maintenance and Operation of the Assets

8.1

From the date of this Agreement until the Closing Date:

(a)

Vendor shall (to the extent that Vendor is reasonably able to do so, having regard to the nature of Vendor’s interests in the Assets including the Title and Operating Documents in respect thereof and outstanding AFEs):

(i)

maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices;

(ii)

pay or cause to be paid all costs and expenses relating to the Assets which become due from the date of this Agreement to the Closing Date; and

(iii)

perform and comply in all material respects with all of its obligations under the Title and Operating Documents;

provided that where Vendor is not the operator, Vendor shall be obligated to do only that which a prudent non-operator would be expected to do in similar circumstances in accordance with accepted industry practices; and

(b)

Purchaser shall not propose to Vendor, or request Vendor to propose to others, the conduct of any Operations or the exercise of any right or option respecting the Assets.

8.2

Subject to Section 0, from the date of this Agreement until the Closing Date, Vendor shall have the right to operate and maintain the Assets in accordance with good oilfield practices; provided that, notwithstanding Section 0, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld and which, if provided, shall be provided in a timely manner:

(a)

make any commitment or propose, initiate or authorize any single capital expenditure with respect to the Assets if Vendor’s share thereof is in excess of $50,000, except in case of:

(i)

an emergency; or

(ii)

amounts which Vendor may be committed to expend pursuant to the AFEs and any existing approved budget disclosed to Purchaser, or be deemed to authorize for expenditure without Purchaser’s consent;

(b)

surrender or abandon any of the Assets, except those which have become obsolete where the rights of Vendor thereto have expired or terminated as disclosed in this Agreement or otherwise in the ordinary course of business;

(c)

amend or terminate any agreement or document to which the Assets are subject, or enter into any new agreement or commitment relating to the Assets, except in the ordinary course of business and subject to providing notice to Purchaser of such action(s) taken; or

(d)

sell, encumber or otherwise dispose of any of the Assets or any part thereof, except for the sale of Petroleum Substances in the ordinary course of business.

8.3

With respect to Assets for which Vendor is the operator, Vendor shall invoice all joint interest owners for all billable costs attributable to Operations for those periods from the Effective Time until the end of the month after the month in which Closing occurs. All subsequent joint interest billings in respect of the Assets or any of them shall be prepared and distributed by Purchaser. For a period of one year after Closing, the Parties shall provide reasonable assistance to each other in the collection or recoupment of any overpayment or underpayment of accounts receivable related to the joint operation of the Assets and a Party shall promptly (and in any event within 10 Business Days of receipt thereof) remit to the other Party any amount that Party receives on behalf of the other Party.  Part 9 of Schedule A lists the cash calls by Enterra to Third Parties on behalf of JED as of the date hereof.

8.4

Following the Closing Date, in any case where Purchaser must be novated into the operating agreement or agreements governing any of the Assets, the following provisions shall apply with respect to those Assets until the novation has occurred:

(a)

Vendor shall not initiate any Operation in respect of the applicable Assets except on the written instruction of Purchaser; and

(b)

Vendor shall forthwith provide to Purchaser all authorizations for expenditure, notices, specific information and other documents in respect of those Assets which Vendor receives and shall respond to those authorizations for expenditure, notices, information and other documents pursuant to the written instructions of Purchaser, if received on a timely basis, provided that Vendor may (but shall not be obligated to) refuse to follow instructions which it reasonably believes to be unlawful or in conflict with an applicable contract.

8.5

Until Purchaser is novated into the Title and Operating Documents to which the Assets are subject and as long as Vendor holds Purchaser’s interests in any of the Assets including in any Title and Operating Document in trust or as agent for Purchaser or in some other manner, Vendor shall act as Purchaser’s agent to receive notices and information and serve notices as Purchaser reasonably and lawfully directs and shall carry out Purchaser’s instructions in relation to the maintenance and Operation of the Assets, including any action in respect of any Title and Operating Agreement that Vendor holds in trust or as agent for Purchaser or in some other manner. Purchaser shall be liable to Vendor and shall, in addition to any other indemnities provided herein or in any Specific Conveyance, indemnify each of Vendor and its Related Parties from and against, all losses, liabilities and claims suffered, sustained, paid or incurred by Vendor or made against them in relation to acts or omissions of Vendor in its capacity as agent of Purchaser under this Section 0, except to the extent such acts or omissions are caused by or result from Vendor’s gross negligence or wilful misconduct. An act or omission will not be regarded as gross negligence or wilful misconduct under this Article 8 to the extent that it was done or omitted to be done in accordance with Purchaser’s instructions or concurrence.

8.6

Insofar as Vendor participates in either Operations or the exercise of rights or options or does anything for and on behalf of Purchaser pursuant to this Article 0 as the agent of Purchaser or otherwise, Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser in such manner as may be reasonably appropriate in the circumstances as a condition to Vendor’s participation in those operations or exercise of those rights or options.

9.

Specific Conveyances

9.1

In conjunction with Closing:

(a)

Enterra shall prepare at its cost and deliver to JED all or substantially all of the Specific Conveyances relating to leases of the Petroleum and Natural Gas Rights and will use commercially reasonably efforts to prepare at its cost and deliver all other Specific Conveyances within 30 days following the Closing Date; and

(b)

JED shall prepare at its cost and deliver to Enterra all or substantially all of the Specific Conveyances relating to leases of the JED Petroleum and Natural Gas Rights and will use commercially reasonable efforts to prepare at its cost and deliver all other Specific Conveyances within 30 days following the Closing Date.

9.2

The Parties acknowledge that some of the Title and Operating Documents, such as processing agreements and production sale contracts, may apply to properties that include properties owned by each of Enterra and JED after the Closing.  In such instances the Parties shall make arrangements to replace any such Title and Operating Document with new documents specific to the properties for each of Enterra and JED.  Each Party agrees to execute and deliver such new documents or such other documents as may be required with respect to that matter; provided that the new document is similar in form and substance to the existing Title and Operating Document.

9.3

None of the Specific Conveyances shall confer or impose on a Party any greater right or obligation than contemplated in this Agreement. Subject to Section 0, Purchaser shall use all reasonable efforts to become, as soon as reasonably practicable following the execution of this Agreement, the recognized and beneficial holder of the Assets in the place and stead of Vendor, and shall, where Vendor is the registering party, promptly take whatever steps are necessary to verify those registrations.

9.4

Purchaser shall bear all costs, fees and deposits of every nature and kind incurred (whether by Vendor or Purchaser) in registering any Specific Conveyances and registering any further assurances required to convey the Assets to Purchaser.

9.5

Any transfer or assignment of Title and Operating Documents, including any replacement of a Title and Operating Document that may be required pursuant to Section 0, that requires notice to, consent from or other applicable action taken by a Third Party (including transfers of Permits requiring approvals of Government Authorities) shall not be transferred or assigned to Purchaser unless and until the notice or consent requirements have been satisfied or other applicable action has been taken. Each Party shall use commercially reasonable efforts, as to matters within its control, to satisfy those requirements for notice, consent or other applicable action as of the Closing, except for customary post-Closing consents. Without limiting the foregoing:

(a)

Vendor shall, on execution of this Agreement, serve all notices and request all consents required to permit the conveyance of the Assets to Purchaser without contravening any applicable rights; and shall request replacement of any Title and Operating Document with a new document that is only applicable to the Assets if that replacement is required pursuant to the circumstances described in Section 0; and

(b)

Purchaser shall furnish any cash deposits or security (including replacement letters or credit or guarantees) reasonably required to complete those transfers and assignments or as may be required in connection with the replacement of a Title and Operating Document in accordance with normal industry practices, the provisions of the Title and Operating Documents or Applicable Law after the applicable consent or approval has been obtained, notice has been given or other applicable action has been taken.

If any such notice or consent requirement (other than customary post-Closing consents and consents that cannot be unreasonably withheld) is not satisfied or any applicable Title and Operating Document is not replaced in accordance with the foregoing as of the Closing, the Parties shall enter into alternative arrangements, including trust or agency arrangements.

9.6

Vendor shall be deemed to have been the agent of Purchaser for the period from the Effective Time to the Closing Date with respect to all operations and other activities relating to the Assets.  Purchaser ratifies, adopts and confirms all lawful and reasonable actions which Vendor takes or refrains from taking as agent for Purchaser pursuant to the terms hereof.

9.7

Until Purchaser is novated into the Title and Operating Documents to which the Assets are subject and as long as Vendor holds Purchaser’s interests in any of the Assets including in any Title and Operating Document in trust or as agent for Purchaser or in some other manner, Vendor shall act as Purchaser’s agent to receive notices and information and serve notices as Purchaser reasonably and lawfully directs and shall carry out Purchaser’s instructions in relation to the maintenance and operation of the Assets, including any action in respect of any Title and Operating Agreement that Vendor holds in trust or as agent of Purchaser or in some other manner. Purchaser shall be liable to Vendor and shall, in addition to any other indemnities provided herein or in any Specific Conveyance, indemnify Vendor from and against, all losses, liabilities and claims suffered, sustained, paid or incurred by Vendor or made against it in relation to acts or omissions of Vendor in its capacity as agent of Purchaser under this Section 0 except to the extent such acts or omissions are caused by or result from Vendor’s gross negligence or willful misconduct. An act or omission will not be regarded as gross negligence or willful misconduct to the extent that it was done or omitted to be done in accordance with Purchaser’s instruction or concurrence.

10.

Subsequent Covenants

10.1

Vendor shall deliver or cause to be delivered to Purchaser at Purchaser’s expense within 30 days following the Closing Date either:

(a)

the original copies of the Title and Operating Documents and the original copies of records, documents, licenses, reports and data which are now in the possession of Vendor or to which Vendor has reasonable access; or

(b)

if and to the extent that those Title and Operating Documents, records, documents, licenses, reports and data also pertain to interests other than the Assets, photocopies or other copies of those Title and Operating Documents or the applicable parts of them in lieu of original copies with those photocopies or other copies redacted as appropriate to remove references to those other interests.

10.2

Purchaser shall at its expense take reasonable steps to cause to be released and returned to Vendor any cash, letters of credit, guarantees, bonds or other security deposited by Vendor or any of its Affiliates with operators, Government Authorities or other Persons in connection with the Assets.

10.3

After Closing and subject to contractual restrictions in favour of Third Parties relative to disclosure, Purchaser shall, on request from Vendor, provide reasonable access to Vendor at Purchaser’s offices in Calgary, Alberta during its normal business hours to the agreements and documents to which the Assets are subject and contracts, agreements, records, books, documents, licenses, reports and data (including Title and Operating Documents) with respect to the Assets which are then in the possession of Purchaser and to make copies thereof, as Vendor may require for purposes relating to its ownership of the Assets before the Closing (including taxation matters and liabilities and claims that arise from or relate to acts, omissions, events, circumstances or Operations prior to the Closing Date), including for purposes of:

(a)

audits relating to periods before the Closing Date;

(b)

Taxes relating to periods before the Closing Date;

(c)

compliance with Applicable Law in respect of a period before the Effective Time or any matter occurring prior to the Closing Date; or

(d)

any Claim commenced or threatened by any Third Party against Vendor.

All of the information, materials and other records delivered to Purchaser pursuant to the terms hereof shall be maintained in good order and good condition and kept in a reasonably accessible location by Purchaser and its Affiliates for a period of four years from the Closing Date or for any longer period as may be required under Applicable Law.

10.4

Forthwith after the Closing:

(a)

JED shall, and shall cause its Affiliates to:

(i)

return to Enterra all Seismic Data in the possession or control of JED and its Affiliates; and

(ii)

certify in writing to Enterra that JED has returned, or caused to be returned, all such Seismic Data and that JED and its Affiliates have destroyed any and all information obtained from such Seismic Data, including any information stored electronically.

(b)

Enterra shall, at no cost to JED, grant to JED a license to use Enterra’s proprietary Seismic Data with respect to the Assets transferred by Enterra to JED hereunder.

11.

Termination

11.1

If this Agreement is terminated prior to Closing pursuant to Section 0 or otherwise, then, except for Article 0 and the covenants, warranties, representations or other obligations breached prior to the time at which that termination occurs and subject always to Section 0, if applicable, the Parties shall be released from all of their obligations under this Agreement.  If this Agreement is so terminated, Purchaser shall promptly return to Vendor all materials delivered to Purchaser by Vendor hereunder, together with all copies of them that may have been made by or for Purchaser.

11.2

If this Agreement is terminated in accordance with this Article 0 due to the default of a Party, the other Party shall be entitled to pursue a claim for losses resulting from that default, subject always to the provisions of Section 0, if applicable.

12.

Confidentiality

12.1

Information respecting the Assets shall be retained in confidence and the Purchaser's rights to use or disclose such information shall be subject to any operating, unit or other agreements that may apply thereto.  Any additional information obtained as a result of such access which does not relate to the Assets shall continue to be treated as confidential and shall not be used by the Purchaser without the prior written consent of the Vendor.  However, the restrictions on disclosure and use of information in this Agreement shall not apply to information to the extent it:

(a)

is or becomes publicly available through no act or omission of the Purchaser or its consultants or advisors;

(b)

is subsequently obtained lawfully from a third party, which, after reasonable inquiry, the Purchaser does not know to be bound to the Vendor to restrict the use or disclosure of such information; or

(c)

is already in the Purchaser's possession at the time of disclosure, without restriction on disclosure.

However, specific items of information shall not be considered to be in the public domain merely because more general information respecting the Assets is in the public domain.

12.2

If the Purchaser employs consultants, advisors or agents, the Purchaser shall be responsible to the Vendor for ensuring that such consultants, advisors and agents comply with the restrictions on the use and disclosure of information set forth in Section 0.

12.3

The obligations of the Purchaser pursuant to this Article 0 are in addition to and not in substitution for the obligations of the Purchaser under any confidentiality agreement made between the Vendor or its agent and the Purchaser with respect to information pertaining to the Assets.

13.

Miscellaneous

13.1

Any disclosure, notice, direction or other communication required or permitted to be given by a Party to the other Party hereunder (a “notice”) shall be in writing and delivered personally or by facsimile to the Parties at the following addresses:

(a)

To JED Oil Inc.:

2200, 500 – 4th Avenue SW

Calgary, Alberta

T2P 2V6

Attention:

Land Manager

Fax No.:

(403) 536-3221

(b)

To Enterra Energy Corp. or Enterra Production Corp.:

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

Attention:

Land Manager

Fax No.:

(403) 265-1241

Any notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 4:00 p.m. local time in the place of delivery or receipt. If the notice is delivered or transmitted after 4:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day.  A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party in accordance with the foregoing.

13.2

This Agreement shall enure to the benefit of and be binding upon the Parties hereto an their respective personal representatives, successors and permitted assigns.

13.3

The Parties hereto shall promptly sign such further and other papers, and do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

13.4

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Parties hereto exclusively attorn to the jurisdiction of the courts of Alberta.

13.5

Except as specifically provided herein, all legal and other costs and expenses in connection with this Agreement and the transactions contemplated in this Agreement shall be paid by the Party which incurred the same.

13.6

There shall not be any merger of any of the covenants, representations, warranties and indemnities contained in this Agreement in any of the Specific Conveyances or any other document or instruments delivered pursuant hereto, at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.  Each Party will have full right of substitution and subrogation in and to all covenants and warranties by Third Parties previously given or made in respect of the Assets or any part thereof to the extent the provisions of the contracts or other arrangements with the Third Parties so permit.

13.7

Time shall be of the essence in this Agreement.

13.8

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless such finding materially impairs the economic benefits or protections to be derived by a Party from the transactions contemplated in this Agreement taken as a whole.

13.9

Except as otherwise provided in this Agreement, no failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. Except as otherwise provided in this Agreement, no waiver of any provision of this Agreement, including this Section 0, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

13.10

Except as provided in Section 0, this Agreement shall not be varied in its terms or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

13.11   (a)

Neither Party will make any press release or other public announcement respecting this Agreement:

(i)

without the consent of the other Party, not to be unreasonably withheld or delayed; or

(ii)

unless:

(A)

the Party desiring to make the press release or other public announcement is advised by its counsel that the release or announcement is required to comply with any Applicable Law or the rules of any listing authority or stock exchange with which the disclosing Party or any Affiliate of either Party is bound to comply; and

(B)

that press release or other public announcement does not disclose more information regarding this Agreement or the subject matter hereof than is required to comply with any Applicable Law or the rules of any listing authority or stock exchange with which disclosing Party or any Affiliate of either Party is bound to comply.

(b)

Notwithstanding the foregoing, nothing contained herein shall prevent a Party from furnishing any information to any Governmental Authority if required by Applicable Law or the rules of a  listing authority or stock exchange.

(c)

A Party which proposes to make any such disclosure as described in Section 0 Error! Referen  or 0 shall, to the extent reasonably possible, provide the other Party with a draft of the applicable press release or other document containing the disclosure at least two Business Days prior to its release, filing or delivery, to enable the other Party to review that draft and advise of any comments it may have with respect thereto. The Party proposing to make the disclosures will not unreasonably refuse to incorporate the requested changes of the other Party to the applicable press release or other document except to the extent its counsel advises that doing so will result in non compliance with Applicable Law or the rules of the applicable listing authority or stock exchange.

13.12

Within 60 days following Closing, Purchaser shall remove any signage which indicates Vendor’s ownership or operation of the Assets.  It shall be the responsibility of Purchaser to erect or install any signage required by Government Authorities indicating Purchaser to be the owner or operator of the Assets.

13.13   (a)

Prior to Closing, neither Enterra nor JED may assign this Agreement without the prior written consent of the other, which consent may be unreasonably and arbitrarily withheld.

(b)

After Closing, no assignment, transfer or other disposition of this Agreement or all or any part of the Assets by Enterra or JED, as applicable, shall relieve such Party from its obligations to the other herein.

13.14

This Agreement may be executed in as many counterparts as are deemed necessary by the Parties and, when so executed, each such counterpart shall be as valid and binding on all Parties hereto as every other counterpart.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

JED OIL INC.
Per:
Name:
Title:
Per:
Name:
Title:
ENTERRA ENERGY CORP.
Per:
Name:
Title:
ENTERRA PRODUCTION CORP.
Per:
Name:
Title:

(1)

SCHEDULE A

Attached to and made part of the Purchase and Sale Agreement dated as of September 13, 2006 among JED Oil Inc., Enterra Energy Corp.
and Enterra Production Corp.

ENTERRA ASSETS

Part 1 - Description of Petroleum and Natural Gas Rights

Part 2 - Map Area

Part 3 - Facilities

Part 4 - Material Contracts

Part 5 – Wells

Part 6 – Ferrier East 100% Lands

Part 7 – Joint Map Area

Part 8 – AFEs

Part 9 – Cash Calls

SCHEDULE B

Attached to and made part of the Purchase and Sale Agreement dated as of September 13, 2006 among JED Oil Inc., Enterra Energy Corp.
and Enterra Production Corp.

JED ASSETS

Part 1 - Map Area

Part 2 - Material Contracts

Part 3 – Wells

Part 4 - AFEs

SCHEDULE C

Attached to and made part of the Purchase and Sale Agreement dated as of September 13, 2006 among JED Oil Inc., Enterra Energy Corp.
and Enterra Production Corp.

GENERAL CONVEYANCE

C-2

GENERAL CONVEYANCE

This Agreement made the ● day of ●, 2006

BETWEEN:

JED OIL INC.,
a Corporation incorporated under the laws of Alberta
(hereinafter called “[Vendor/Purchaser]”),

and

ENTERRA ENERGY CORP.,
a corporation amalgamated pursuant to the laws of Alberta
(hereinafter called “Enterra Energy”),

and

ENTERRA PRODUCTION CORP.,
a corporation amalgamated pursuant to the laws of Alberta
(hereinafter called “Enterra Production” and, together with Enterra Energy, “[Purchaser/Vendor]”).

WHEREAS Vendor has agreed to sell and convey the Assets to Purchaser and Purchaser has agreed to purchase and receive the [JED Assets/Enterra Assets] from Vendor;

NOW THEREFORE for the consideration provided in the Sale Agreement and in consideration of the premises hereto and the covenants and agreements hereinafter set forth and contained, the parties hereto covenant and agree as follows:

1.

Definitions

In this General Conveyance including the premises hereto, “Sale Agreement” means the agreement entitled “Purchase and Sale Agreement” dated September 13, 2006 and made among Vendor and Purchaser.  In addition, the definitions provided for in the Sale Agreement are adopted herein by this reference.

2.

Conveyance

Pursuant to and for the consideration provided for in the Sale Agreement, Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser the entire right, title, estate and interest of Vendor in and to the [JED Assets/Enterra Assets], to have and to hold the same absolutely, together with all benefit and advantage to be derived therefrom.

3.

Effective Time

Possession and beneficial ownership of the [JED Assets/Enterra Assets] shall pass from Vendor to Purchaser on the Closing Date.  For all other purposes, this General Conveyance shall be effective as of the Effective Time.

4.

Subordinate Document

This General Conveyance is executed and delivered by the parties hereto pursuant to the Sale Agreement and the provisions of the Sale Agreement shall prevail in the event of a conflict between the provisions of the Sale Agreement and the provisions of this General Conveyance.

5.

Enurement

This General Conveyance shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective trustees, receivers, receiver-managers, successors and permitted assigns.

6.

Further Assurances

Each party hereto will, from time to time and at all times hereafter, at the request of the other party, but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms hereof.

7.

Time of Essence

Time shall be of the essence in this General Conveyance.

8.

Governing Law

This General Conveyance shall be construed in accordance with and governed by the laws of the Province of Alberta.

9.

Counterpart Execution

This General Conveyance may be executed in counterpart and all executed counterparts together shall constitute one agreement.

C-3

IN WITNESS WHEREOF the parties hereto have executed this General Conveyance on the date first above written.

JED OIL INC.
Per:
Name:
Title:
Per:
Name:
Title:
ENTERRA ENERGY CORP.
Per:
Name:
Title:
ENTERRA PRODUCTION CORP.
Per:
Name:
Title:

SCHEDULE D

Attached to and made part of the Purchase and Sale Agreement dated as of September 13, 2006 among JED Oil Inc., Enterra Energy Corp.
and Enterra Production Corp.

TERMINATION AND MUTUAL RELEASE AGREEMENT

D-2

TERMINATION AND MUTUAL RELEASE AGREEMENT

THIS TERMINATION AND MUTUAL RELEASE AGREEMENT (this “Agreement”) is made as of September ●, 2006, among:

JED OIL INC.,
a corporation incorporated under the laws of the Province of Alberta
(hereinafter called “JED”),

and

JMG EXPLORATION, INC.,
a corporation incorporated under the laws of the State of Nevada
(hereinafter called “JMG” and, together with JED, “JED/JMG”),

and

ENTERRA ENERGY CORP.,
a corporation formed by amalgamation under the laws of the Province of Alberta
(hereinafter called “Enterra Energy”),

and

ENTERRA PRODUCTION CORP.
a corporation formed by amalgamation under the laws of the Province of Alberta
(hereinafter called “Enterra Production”),

and

ENTERRA ENERGY TRUST,
a trust formed pursuant to the laws of the Province of Alberta hereinafter called “Enterra Trust” and, together with Enterra Energy and Enterra Production, “Enterra”).

WHEREAS Enterra Trust and JED are parties to a Third Proposal dated July 25, 2006 and agreed to August 3, 2006 pursuant to which JED and Enterra Trust agreed to terminate the business relationships between Enterra Trust and JED and to:

(a)

enter into a purchase and sale agreement (the “Purchase and Sale Agreement”) pursuant to which Enterra Energy and Enterra Production transfer and assign certain assets to JED and JED transfers and assigns certain assets to Enterra Energy and Enterra Production;

(b)

terminate the 2nd Amended and Restated Agreement of Business Principles effective as of September 1, 2003 between Enterra Trust and JED and effective as of August 1, 2004 among Enterra Trust, JED and JMG (the “Agreement of Business Principles”);

(c)

terminate Joint Services Agreements dated January 1, 2006 between Enterra Trust and each of JED and JMG (the “Joint Services Agreements”); and

(d)

terminate all farmout agreements, confirmation of earning agreements and other agreements, whether written or oral,  currently in place between Enterra or their Affiliates and JED/JMG or their Affiliates, or any of them  (the “Other Agreements”), including, without limitation, those agreements set forth in the attached Schedule A forming part of this Agreement; and

WHEREAS JED, Enterra Energy and Enterra Production have entered into the Purchase and Sale Agreement; and

WHEREAS each of the parties hereto have determined that none of the Agreement of Business Principles, the Joint Services Agreements and the Other Agreements (collectively, the “Terminated Agreements”) have any material value to it and the parties hereto wish to terminate the Terminated Agreements; and

WHEREAS Enterra wishes to release each of JED and JMG and each of JMG and JED wish to release Enterra from claims it may have against the other in respect of the Terminated Agreements and related agreements;

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth and contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereto agree as follows:

1.

Definitions

Capitalized terms used but not defined in this Agreement shall have the meanings given to such terms in the Purchase and Sale Agreement.

2.

Termination

Each of the Terminated Agreements is hereby terminated in its entirety effective immediately and each of the parties hereto hereby acknowledge that the Terminated Agreements are, effective immediately, of no further force and effect.

3.

Mutual Release

(a)

Enterra and its Affiliates (collectively referred to as “Enterra Entities”) do hereby unconditionally remise, release and forever discharge JED and JMG, each such parties’ Affiliates and its and their employees, officers, directors, agents, representatives, successors and assigns (collectively referred to as the “JED/JMG Releasees”) of and from any and all known or unknown actions, causes of action, suits, debts, sums of money, dues, expenses, general damages, special damages, losses, costs, claims, demands and other proceedings of any and every kind and nature whatsoever, whether past, present or prospective, at law or in equity, or under any statute against the JED/JMG Releasees or any of them, that Enterra Entities or any person claiming through Enterra Entities or in any Enterra Entity’s name ever had, now have, or hereafter can, shall or may have, for or by reason of any matter, cause or thing whatsoever existing up to the date of this Agreement (including, without limitation arising out of the Terminated Agreements), except to the extent arising out of the failure of the JED/JMG Releasees to comply with their obligations under the Purchase and Sale Agreement or this Agreement.

(b)

Each of JED and its Affiliates and JMG and its Affiliates (collectively referred to as “JED/JMG Entities”) do hereby unconditionally remise, release and forever discharge Enterra, its Affiliates, and its and their employees, officers, directors, agents, representatives, successors and assigns (collectively referred to as the “Enterra Releasees”) of and from any and all known or unknown actions, causes of action, suits, debts, sums of money, dues, expenses, general damages, special damages, losses, costs, claims, demands and other proceedings of any and every kind and nature whatsoever, whether past, present or prospective, at law or in equity, or under any statute against the Enterra Releasees or any of them, that JED/JMG Entities or any person claiming through JED/JMG Entities or in any JED/JMG Entity’s name ever had, now have, or hereafter can, shall or may have, for or by reason of any matter, cause or thing whatsoever existing up to the date of this Agreement (including, without limitation, arising out of the Terminated Agreements), except to the extent arising out of the failure of the Enterra Releasees to comply with their obligations under the Purchase and Sale Agreement or this Agreement.

4.

Covenant Not to Sue

Each party hereto represents that neither it nor any of its Affiliates has commenced any legal proceedings against any other party hereto or any of their Affiliates and covenants that neither it nor any of its Affiliates will commence or cause to be commenced any legal proceedings of any nature in any jurisdiction against any other party hereto or any of their Affiliates or any person who might claim contribution or indemnity from any other party hereto or any of their Affiliates arising out of or in any way connected to the matters for which such persons were released in accordance with Section 0 of this Agreement, including, without limitation, arising out of or in any way connected with the Terminated Agreements.

5.

Indemnity

Each of Enterra and JED/JMG agree to indemnify and save harmless the other against and from all claims described in Sections 0 and 0 herein (including all types of subrogated claims and claims for indemnity or contribution).

6.

No Admission of Liability

This Agreement represents the compromise of disputed claims, and shall not be construed as an admission of liability on the part of any party hereto.

7.

Benefit of Others

The releases and covenants in Sections 0 and 0 of this Agreement which are in favour of persons that are not parties hereto shall be held in trust for the benefit of, and may be enforced on behalf of, each such person by Enterra with respect to the Enterra Releasees and by JED/JMG with respect to the JED/JMG Releasees.  Enterra further represents that it has full authority to enter into this Agreement and is authorized to act as agent for the Enterra Entities for the purposes of the covenants and releases in Sections 0 and 0 of this Agreement.  JED/JMG further represent that they have full authority to enter into this Agreement and are authorized to act as agent for the JED/JMG Entities for the purposes of the covenants and releases in Sections 0 and 0 of this Agreement.

8.

Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors and permitted assigns.

9.

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each of the parties hereto attorn to the jurisdiction of the courts of Alberta.

10.

Severability

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless such finding materially impairs the economic benefits or protections to be derived by a party hereto from the provisions contemplated in this Agreement taken as a whole.

11.

Further Assurances

Each of the parties hereto shall at all times do such further acts and execute and deliver all further documents as may be reasonably required in order to fully perform and carry out the terms of this Agreement.

12.

Acknowledgement

The parties hereto acknowledge that Enterra Energy is entering into this Agreement on its own behalf and in its capacity as Administrator on behalf of Enterra Trust and the obligations of Enterra Trust hereunder shall not be personally binding upon Enterra Energy or any of the unitholders of Enterra Trust and that any recourse against Enterra Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of Enterra Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of the “Trust Fund” (as defined in the Trust Indenture dated as of October 24, 2003, as amended from time to time).

13.

Confidentiality

The parties hereto agree that they shall keep the terms of this Agreement strictly confidential and shall refrain from disclosing the same to any other person (other than any person released hereby) whatsoever unless otherwise required by law or regulation or otherwise agreed to by the parties hereto in writing.

14.

Execution by Facsimile and Counterpart

This Agreement may be executed by facsimile and by each party hereto in separate counterparts, each of which will be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

JED OIL INC.
Per:
Name: Title:
Per:
Name: Title:
JMG EXPLORATION, INC.
Per:
Name: Title:
Per:
Name: Title:
ENTERRA ENERGY CORP.
Per:
Name: Title:
ENTERRA PRODUCTION CORP.
Per:
Name: Title:
ENTERRA ENERGY TRUST, by its Administrator, Enterra Energy Corp.
Per:
Name: Title:

D-3

SCHEDULE A
to the Termination and Mutual Release Agreement
made as of September ●, 2006 among
JED, JMG and Enterra

OTHER AGREEMENTS

1.

Farmout of Various Interests (Area: Desan, British Columbia) made between High Point Resources Inc, as predecessor to Enterra Production Corp. (as Farmor), and JED Oil Inc. (as Farmee) dated January 23, 2006 and accepted January 31, 2006 (C01588).

2.

Farmout of Various Interests (Area: Ricinus, Alberta) made between High Point Resources Inc, as predecessor to Enterra Production Corp. (as Farmor), and JED Oil Inc. (as Farmee) dated January 23, 2006 and accepted January 31, 2006 (C01590).

3.

Farmout of Various Interests (Area: Ferrier, Alberta) made between High Point Resources Inc, as predecessor to Enterra Production Corp. (as Farmor), and JED Oil Inc. (as Farmee) dated January 23, 2006 and accepted January 31, 2006 (C01589).

SCHEDULE E

Attached to and made part of the Purchase and Sale Agreement dated as of September 13, 2006 among JED Oil Inc., Enterra Energy Corp.
and Enterra Production Corp.

OFFICER’S CERTIFICATE

TO:

RE:

Purchase and Sale Agreement (the “Sale Agreement”) dated September 13, 2006 among JED Oil Inc., Enterra Energy Corp. and Enterra Production Corp.

1.

Unless otherwise stated, the definitions provided for in the Sale Agreement are adopted in this Officer’s Certificate.

2.

The undersigned hereby certifies that the representations and warranties made by the undersigned in Sections 0 and 0 in the Sale Agreement are true and correct in all material respects with the same force and effect as if those representations and warranties had been made on and as of the Closing Date.

3.

The undersigned hereby certifies that all of its obligations contained in the Sale Agreement to be performed prior to or at Closing have been timely performed in all material respects.

4.

This Certificate is made for and on behalf of the undersigned and is binding on it, and the officer providing this Certificate is not incurring and will not incur any personal liability whatsoever with respect to it.

5.

This Certificate is made with full knowledge that

 is relying on the same for the Closing of the transactions contemplated by the Sale Agreement.

Dated  ●, 2006.

●
Per:
Name:
Title: